UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into Stock Transfer Agreement in Respect of SWIFT JAPAN Co., Ltd.

On June 23, 2026, LEIFRAS Co., Ltd. (the “Company”) entered into a stock transfer agreement (the “Stock Transfer Agreement”) with an individual (the “Seller”), with respect to the acquisition of SWIFT JAPAN Co., Ltd., a Japanese corporation (the “Target Company”).

Pursuant to the Stock Transfer Agreement, the Seller agreed to transfer to the Company all outstanding shares of the Target Company for a cash consideration of JPY454,580,040 (US$2,857,556) (the “Stock Transfer”). The Target Company is a childcare facility operator in Aichi Prefecture, Japan. Under the terms of the Stock Transfer Agreement, the Company will acquire all rights, title and interests in and to the Target Company’s issued and outstanding shares free and clear of liens and encumbrances. As part of the transaction structure, prior to closing, the Target Company will transfer certain investment-related assets and activities to SWIFT ESTATE Co., Ltd. through an absorption-type company split. Following completion of the company split, the Company will acquire the remaining operating business of the Target Company. Following completion of the Stock Transfer, the Target Company will become a wholly owned subsidiary of the Company. The Stock Transfer Agreement contains customary representations, warranties, covenants and indemnification provisions by the parties. The Stock Transfer is expected to become effective on July 1, 2026. The completion of the Stock Transfer is subject to the satisfaction or waiver of customary closing conditions, including the approval of the share transfer by the Target Company’s shareholders and the delivery of customary closing documents.

The Stock Transfer Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on June 15, 2026.

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the English translation of the full text of the Stock Transfer Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

On June 23, 2026, the Company issued a press release to announce the Stock Transfer Agreement. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Stock Transfer Agreement by and between Yukitoshi Nakagawa and LEIFRAS Co., Ltd dated June 23, 2026
99.1	Press Release dated June 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: June 23, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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